UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 October 2018)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 October 2018	Announcement Transaction in Own Shares 01 October 2018
Announcement Transaction in Own Shares 02 October 2018	Announcement Transaction in Own Shares 03 October 2018
Announcement Transaction in Own Shares 04 October 2018	Announcement Director/PDMR Shareholding 05 October 2018
Announcement Transaction in Own Shares 05 October 2018	Announcement Transaction in Own Shares 08 October 2018
Announcement Director/PDMR Shareholding 09 October 2018	Announcement Transaction in Own Shares 09 October 2018
Announcement Transaction in Own shares 10 October 2018	Announcement Director/PDMR Shareholding 11 October 2018
Announcement Director/PDMR Shareholding 11 October 2018	Announcement Transaction in Own Shares 11 October 2018
Announcement Director/PDMR Shareholding 12 October 2018	Announcement Transaction in Own Shares 12 October 2018
Announcement Director/PDMR Shareholding 15 October 2018	Announcement Transaction in Own Shares 15 October 2018
Announcement Transaction in Own shares 16 October 2018	Announcement Transaction in Own Shares 17 October 2018
Announcement Transaction in Own shares 18 October 2018	Announcement Publication of Final Terms 19 October 2018
Announcement Transaction in Own Shares 22 October 2018	Announcement Transaction in Own Shares 22 October 2018
Announcement Transaction in Own Shares 23 October 2018	Announcement Transaction in Own Shares 24 October 2018
Announcement Transaction in Own Shares 25 October 2018	Announcement Transaction in Own Shares 26 October 2018
Announcement Transaction in Own Shares 29 October 2018	Announcement Transaction in Own Shares 30 October 2018
Announcement Transaction in Own Shares 31 October 2018

Diageo PLC – Total Voting Rights
Dated 01 October 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 September 2018 consisted of 2,681,138,433 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 231,939,984 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,449,198,449 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 October 2018

Diageo PLC – Transaction in Own Shares
Dated 01 October 2018

Transaction in Own Shares
October 01, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 01, 2018	270,484	2,752.50	2,701.00	2,738.69	XLON
October 01, 2018	143,841	2,752.50	2,701.00	2,738.86	CHIX
October 01, 2018	35,675	2,750.00	2,713.50	2,739.23	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6002C_1-2018-10-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 02 October 2018

Transaction in Own Shares
October 02, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 02, 2018	265,585	2,761.50	2,737.50	2,751.84	XLON
October 02, 2018	145,235	2,761.50	2,737.50	2,752.39	CHIX
October 02, 2018	39,180	2,761.50	2,737.50	2,752.80	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7586C_1-2018-10-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 October 2018

Transaction in Own Shares
October 03, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 03, 2018	308,975	2,769.50	2,742.50	2,760.50	XLON
October 03, 2018	174,766	2,769.50	2,742.50	2,760.56	CHIX
October 03, 2018	36,197	2,769.50	2,742.50	2,759.81	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9025C_1-2018-10-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 October 2018

Transaction in Own Shares
October 04, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 04, 2018	315,229	2,751.00	2,697.50	2,716.18	XLON
October 04, 2018	168,494	2,745.00	2,700.50	2,716.36	CHIX
October 04, 2018	36,277	2,745.00	2,697.50	2,716.16	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0486D_1-2018-10-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 05 October 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 4 October 2018, the following PDMRs, as participants in the Diageo Dividend Reinvestment Plan, received Ordinary Shares in respect of the final dividend paid on 4 October 2018.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

5 October 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 4 October 2018 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.23	893
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-04
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received in respect of the final dividend paid on 4 October 2018 under the Diageo Dividend Reinvestment Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.23	298
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-04
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 05 October 2018

Transaction in Own Shares
October 05, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 05, 2018	300,618	2,714.50	2,675.50	2,692.22	XLON
October 05, 2018	186,693	2,714.50	2,675.00	2,692.11	CHIX
October 05, 2018	31,516	2,714.00	2,675.00	2,691.01	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1948D_1-2018-10-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 October 2018

Transaction in Own Shares
October 08, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 08, 2018	302,132	2,697.00	2,671.50	2,684.01	XLON
October 08, 2018	183,560	2,697.00	2,671.50	2,684.16	CHIX
October 08, 2018	28,746	2,696.50	2,671.50	2,684.09	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3394D_1-2018-10-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 09 October 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Samuel Fischer
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Transfer of shares to a nominee account.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	31,453
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-08
f)	Place of transaction	Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 09 October 2018

Transaction in Own Shares
October 09, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 09, 2018	308,017	2,693.00	2,657.50	2,672.41	XLON
October 09, 2018	179,205	2,693.00	2,657.50	2,672.59	CHIX
October 09, 2018	32,778	2,691.50	2,657.50	2,673.46	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4812D_1-2018-10-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 10 October 2018

Transaction in Own Shares
October 10, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 10, 2018	319,015	2,679.00	2,601.00	2,627.86	XLON
October 10, 2018	168,537	2,679.00	2,601.50	2,627.63	CHIX
October 10, 2018	32,448	2,675.00	2,602.50	2,625.99	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6560D_1-2018-10-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 11 October 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 October 2018, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 October 2018

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.385	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.385	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victoria Frame
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.385	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.385	6 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.385	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£26.385	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 11 October 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£25.6014	323
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 11 October 2018

Transaction in Own Shares
October 11, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 11, 2018	315,388	2,567.00	2,522.50	2,542.81	XLON
October 11, 2018	170,779	2,567.00	2,522.50	2,542.74	CHIX
October 11, 2018	33,833	2,566.50	2,522.50	2,541.80	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8097D_1-2018-10-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 12 October 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£25.2495	30,000
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-12
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 12 October 2018

Transaction in Own Shares
October 12, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 12, 2018	317,153	2,556.00	2,520.00	2,541.05	XLON
October 12, 2018	166,490	2,556.00	2,520.00	2,541.12	CHIX
October 12, 2018	36,357	2,556.00	2,521.50	2,541.11	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9575D_1-2018-10-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 15 October 2018

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alan Stewart
2.	Reason for the notification
a)	Position / status	Non-executive director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Diageo received notification on 2018-10-15 that the following ordinary shares had been purchased by way of participation in a dividend reinvestment plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£27.195	37
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2018-10-08
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 15 October 2018

Transaction in Own Shares
October 15, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 15, 2018	315,648	2,549.00	2,514.00	2,530.44	XLON
October 15, 2018	168,886	2,549.00	2,514.50	2,530.75	CHIX
October 15, 2018	35,466	2,549.00	2,515.00	2,531.40	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1083E_1-2018-10-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 October 2018

Transaction in Own Shares
October 16, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 16, 2018	311,681	2,569.50	2,525.00	2,552.55	XLON
October 16, 2018	173,344	2,569.50	2,525.00	2,551.90	CHIX
October 16, 2018	32,552	2,569.50	2,525.50	2,552.54	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2534E_1-2018-10-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 October 2018

Transaction in Own Shares
October 17, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 17, 2018	317,337	2,580.00	2,553.00	2,566.61	XLON
October 17, 2018	169,834	2,580.00	2,553.00	2,566.88	CHIX
October 17, 2018	32,829	2,580.00	2,553.00	2,566.93	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3952E_1-2018-10-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 October 2018

Transaction in Own Shares
October 18, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 18, 2018	324,874	2,638.00	2,570.00	2,612.49	XLON
October 18, 2018	164,212	2,638.00	2,570.00	2,611.09	CHIX
October 18, 2018	30,914	2,638.00	2,571.50	2,614.35	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5296E_1-2018-10-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Publication of Final Terms
Dated 19 October 2018

19 October 2018

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES
PUBLICATION OF FINAL TERMS

The Final Terms dated 18 October 2018 relating to the issuance by Diageo Finance plc of (i) €900,000,000 0.2500 per cent notes due 2021 and (ii) €600,000,000 1.000 per cent notes due 2025 and (iii) €500,000,000 1.500 per cent notes due 2027 (the "Notes") and guaranteed by Diageo plc, have been submitted to the UK Listing Authority and are available for viewing.

The Notes have been issued under the European Debt Issuance Programme established by Diageo plc and Diageo Finance plc.

To view the full document, please paste the following URLs into the address bar of the browser:

http://www.rns-pdf.londonstockexchange.com/rns/5416E_1-2018-10-18.pdf
http://www.rns-pdf.londonstockexchange.com/rns/5416E_2-2018-10-18.pdf
http://www.rns-pdf.londonstockexchange.com/rns/5416E_3-2018-10-18.pdf

CONTACTS

Investor Relations: Andrew Ryan                                          +44 (0) 20 8978 6504
                                                                                                      investor.relations@diageo.com

Media Relations: Jessica Rouleau                                          +44 (0) 20 8978 1286
                                                                                                      press@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus dated 10 August 2018 (the "Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus and the Final Terms have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

ENDS

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across the spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 22 October 2018

Transaction in Own Shares
October 22, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 22, 2018	308,078	2,724.50	2,682.00	2,702.78	XLON
October 22, 2018	177,034	2,724.50	2,682.00	2,702.70	CHIX
October 22, 2018	26,456	2,724.50	2,683.00	2,702.66	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8178E_1-2018-10-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 October 2018

Transaction in Own Shares
October 19, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 19, 2018	308,933	2,704.00	2,623.00	2,675.16	XLON
October 19, 2018	182,335	2,704.00	2,624.50	2,673.02	CHIX
October 19, 2018	28,732	2,704.00	2,624.50	2,676.21	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8195E_1-2018-10-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 October 2018

Transaction in Own Shares
October 23, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 23, 2018	321,946	2,686.50	2,655.00	2,672.17	XLON
October 23, 2018	167,280	2,686.50	2,655.00	2,672.49	CHIX
October 23, 2018	30,774	2,686.50	2,656.00	2,672.54	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9539E_1-2018-10-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 October 2018

Transaction in Own Shares
October 24, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 24, 2018	360,382	2,720.00	2,673.50	2,705.06	XLON
October 24, 2018	204,960	2,720.50	2,673.50	2,704.55	CHIX
October 24, 2018	34,658	2,720.00	2,684.00	2,704.71	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1004F_1-2018-10-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 25 October 2018

Transaction in Own Shares
October 25, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 25, 2018	322,126	2,692.50	2,656.50	2,674.52	XLON
October 25, 2018	165,349	2,692.50	2,656.00	2,674.35	CHIX
October 25, 2018	32,498	2,692.50	2,656.50	2,674.28	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2453F_1-2018-10-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 26 October 2018

Transaction in Own Shares
October 26, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 26, 2018	319,299	2,710.50	2,658.50	2,681.85	XLON
October 26, 2018	169,680	2,710.50	2,658.50	2,681.83	CHIX
October 26, 2018	31,021	2,710.50	2,659.50	2,681.86	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3886F_1-2018-10-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 October 2018

Transaction in Own Shares
October 29, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 29, 2018	310,951	2,701.00	2,662.00	2,683.27	XLON
October 29, 2018	171,657	2,701.00	2,662.00	2,683.46	CHIX
October 29, 2018	27,937	2,701.00	2,661.50	2,682.43	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5913F_1-2018-10-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 October 2018

Transaction in Own Shares
October 30, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 30, 2018	309,119	2,696.00	2,663.50	2,682.28	XLON
October 30, 2018	176,226	2,696.00	2,663.50	2,683.12	CHIX
October 30, 2018	29,671	2,695.50	2,663.50	2,683.96	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7756F_1-2018-10-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 October 2018

Transaction in Own Shares
October 31, 2018
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited. Such purchase was effected pursuant to instructions issued by Diageo on 9th August 2018, as announced on 10th August 2018:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
October 31, 2018	307,345	2,736.00	2,699.50	2,718.99	XLON
October 31, 2018	182,185	2,736.00	2,699.50	2,718.98	CHIX
October 31, 2018	30,470	2,736.00	2,699.50	2,719.48	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

 http://www.rns-pdf.londonstockexchange.com/rns/9387F_1-2018-10-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 November 2018

By:___/s/ James Edmunds

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary